Offering Statement for Charlotte's Closet, LLC (“Charlotte's Closet”)

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Charlotte's Closet, LLC

Eligibility

2. **The following are true for Charlotte's Closet, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Jen Forman

   As a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.

   2015-Present - Founder/CEO Charlotte's Closet 2004-2015 Founder, Jen Lane PR

   Jon Spencer

   2016-Present Investor/Board Member Charlotte's Closet

   2014-Present President/Chief Investment Officer Gresham Investment Management LLC

   Eric Forman

As former Director of Marketing for a leading sneaker company, Eric was responsible for positioning and brand building. As owner of an outdoor advertising company, he has the resources to secure media placement for Charlotte's Closet in the top 10 DMA's.

2015-Present Co-founder & Board Member 1998-Present VP Sales Atlantic Outdoor Advertising

Trina Coccarelli

Trina's expertise in marketing and e-commerce for over 20 years working at major brands like Nikon, Bloomingdales, American Express and Fortunoff helped build integrated direct-to-consumer marketing programs as well as completing major digital build outs at established and start-up companies.

Paul Strohmenger

Paul spent 10 years with Deloitte, 20+ years providing outsourced CFO services advising companies of all sizes in many industries, and adjunct professor teaching graduate and undergraduate courses in finance and accounting.

Steven Brita

Steve has 20 years of experience helping direct to consumer companies with digital transformation efforts. Steven has worked at both start-ups as well as large established companies (WWE, Guthy-Renker) so he understands the different environments and what is required for successful program development.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jon Spencer

Securities:	1,000,000
Class:	Class A Units
Voting Power:	40.0%

Jen and Eric Forman

Securities:	1,500,000
Class:	Class B-2 Units
Voting Power:	60.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Charlotte's Closet, LLC speculative or risky:**

   1. This is an early stage company. It has limited history, clients and revenues. If you are investing in Charlotte's Closet, it's because you think this is a good idea, that they are first to market and that they can continue to generate interest and increase customer base in order to succeed. You are taking all these things on faith, because it's impossible to know what will happen. Charlotte's Closet team is dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

      We have a small management team. We depend on the skills and experience of a small management team and senior employees that are very important to the company. As our business grows, we will need to hire additional employees . If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

      Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

      Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

2. Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

3. The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

4. Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein.

The Offering

Charlotte's Closet, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to raise capital for marketing strategy expansion including digital, social media, traditional marketing and public relations. We also plan to use proceeds from the offering for:

• Inventory expansion

• Human capital requirements for fashion buying, technology, marketing and operations

• IT investment to improve web site customer experience, operational support including improved inventory management, and evolving technology requirements

• Operating costs such as rent, communications, etc.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,000,000
Less: Offering Expenses	$490	$49,000
Net Proceeds	$9,510	$951,000
Working Capital	$9,510	$951,000
Total Use of Net Proceeds	$9,510	$951,000

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Charlotte's Closet, LLC must agree that a transfer agent, which keeps the records of all of our outstanding Class D Units, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

    We are issuing Class D Units at an offering price of $2.80 per share.

13. **Do the securities offered have voting rights?**

    The Class D Units are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Units	1,000,000	1,000,000	Yes	Liquidation preference over other classes of units. Preemptive rights to any equity offerings other than Class C or Class D units. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.
Class B-1 Units	1	1	No	No distributions or payments shall be made to the Class B-1 Member
Class B-2 Units	1,500,000	1,500,000	Yes	Preemptive rights to any equity offerings other than Class C or Class D units. Class B-2 members have the right of first offer of any proposed transfer of Class A member interests. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.
Class C Units	159,500	159,500	No	Class C Units are subject to vesting and divestiture requirements and are only available to be issued to service providers, employees or consultants of the Company. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.
Class D Units	357,143	0	Yes	Class D Units may be traded without limitation, subject to the rules of the Securities and Exchange Commission. Receives mandatory tax distributions, as reasonably determined by the Board of Managers.

Options, Warrants and Other Rights

Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Senior convertible note holders have the right to convert their note holdings into equity units upon occasion of certain events.

Conversion rates into members' equity are at a discount of up to 70% of a future qualified financing that occurs prior to maturity, or at a fixed unit price at maturity. Depending upon the per unit price of the future qualified financing, and a subsequent debt conversion, there will be a dilution of the members' equity.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Class D Units are the only units available for sale to private investors and Class D Units may be traded without limitation, subject to the rules of the Securities and Exchange Commission.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

There is a risk that the majority unit holder exercises its voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The Company's valuation is based on comparable company business models as well as projected results of future operations.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    Investors are subject to the typical risks of minority shareholders, such as limited voting rights and the lack of ability to affect the operations.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

    If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

    A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

    We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Spencer 2012 Family Trust
Amount Outstanding:	$550,000
Interest Rate:	5.0%

Maturity Date: March 24, 2018

Other Material Terms:

Convertible senior promissory note. Conversion rates into
members' equity are at a discount of up to 70% of a future
qualified financing that occurs prior to maturity, or at a
fixed unit price at maturity.

Creditor(s):   Charlotte's Closet Holdings, Inc.

Amount Outstanding: $25,000

Interest Rate: 5.0%

Maturity Date: March 24, 2018

Other Material Terms:

Convertible senior promissory note. Conversion rates into
members' equity are at a discount of up to 70% of a future
qualified financing that occurs prior to maturity, or at a
fixed unit price at maturity.

24. **What other exempt offerings has Charlotte's Closet, LLC conducted within the past three years?**

   None.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

   No.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   From our date of inception, on February 22, 2016, to December 31, 2016 ("Fiscal 2016"), we recorded revenues of $54,462. In the first six months of 2017 we have doubled our revenues from Fiscal 2016.

   The majority of our expenses in Fiscal 2016 were payroll related costs of $235,337 and advertising and promotion of $223,134. Total expenses amounted to $608,343 Fiscal 2016, with $51,537 in non-cash related expenses for depreciation and amortization.

In Fiscal 2016 our net loss amounted to $570,000. We financed that net loss primarily by selling member units at $1.00 per unit to an equity investor. The $1,000,000 equity investment was also used to purchase $230,000 of rental inventory, that we record on our balance sheet as a non-current asset, which we depreciate using the straight-line method over the estimated useful loves of the garments, which is five years.

We also raised $575,000 in capital in March 2017, which allowed the company to increase product offerings and thus drive significant sales growth even with limited funds for targeted marketing campaigns. These results reflect expectations that we believe can be achieved with sufficient working capital to invest in the following and thus continue to drive exponential sales growth:

o Expanded inventory for customer selections

o Build out a fully developed marketing strategy to encompass digital, social media, traditional marketing and public relations

o Augment the management team and support operations

o Invest in IT to improve web site customer experience

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
CPA Review Report:	reviewletter.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Charlotte's Closet, LLC answers 'NO' to all of the above questions.

Other Material Information

30. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

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"Prom Season is here and your daughter can get the perfect dress without breaking the bank"

For how long do you keep your prom dresses in the back of your closet before you realize, yeah, not going to wear that again? Well now, girls can rent the latest styles, send them right back.

Done and done. Jen Forman created Charlotte's Closet to do just that.

The countdown to prom is on.

And of course, your kids want to stay on trend, so here with this year's hottest looks is Aya Kanai, Executive Fashion Editor of Seventeen and Cosmopolitan Magazine. Hey.

Thank you so much.

Thank you!

And so we love this look, it is an $80 rental from Charlotte's Closet.

A rental!

And this is a trend we featured on the cover of Seventeen Prom. It's the two piece outfit

I love the rental. So explain to me how this works. These are dresses that retail for hundreds of dollars.

They are. So Charlotte's Closet is an online destination where teens can rent designer dresses at up to 75% off retail.

So then they send it back, you handle the dry cleaning and all that.

Prom season has arrived, and high school girls everywhere are planning their hair, they're picking out their shoes and they're trying to figure out what to wear, but did we mention how much all of that will cost you.

And that's where Charlotte's Closet comes in. It's an online spot where tweens and teens can pick out a unique stunning designer dress.

What do some of the teens that use this service say as far as their reaction. Well they love it because it provides them with the opportunity to have a new dress for every occasion without moms and dads having to break the bank, so it's a win-win for all.

Jen, thank you so much for being with us.

Join us as we rock the future of teen fashion Be a part of Charlotte's closet

Second video:

We're reinventing party dress shopping for a younger generation.

Welcome to Charlotte's Closet

charlottes-closet.com

Rent it!

Step 1: Rent it!

Shop from hundreds of designer party styles at up to 75% off!

Free second size!

Step 2: Rock it!

Your package arrives with plenty of time to accessorize!

Rock your best party look!

Step 3: Return it!

Pack it up, attach the pre-paid label provided, and send it back!

Free returns!

We even handle the dry cleaning!

Hurry, your dream dress is waiting!

The following documents are being submitted as part of this offering:

Governance:

Articles of Organization:	articlesoforganization.pdf
Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Pitch Deck:	pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: http://charlottes-closet.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.